

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2009

Mr. Borivoje Vukadinovic
Chief Executive Officer and Chief Financial Officer
Retrospettiva, Inc.
112 West 9th Street, Suite 518
Los Angeles, CA 90015

Re: Retrospettiva, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2008
         Filed July 29, 2009
         File No. 001-13101

Dear Mr. Vukadinovic:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel and
                              Health Care Services

cc: Gary A. Agron, Esq.
       Law Office of Gary A. Agron
       Via facsimile (303) 770-7257